Exhibit 99.5

NiCE Launches NiCE Labs, a Dedicated AI Innovation Lab to Define the Next Era of
Agentic Customer Experience

Announced at NiCE World in Orlando, NiCE Labs will serve as NiCE’s dedicated incubation and innovation engine, advancing AI research, benchmarking, and rapid prototyping in close collaboration with customers and partners to accelerate the next generation of enterprise agentic CX

Hoboken, N.J., June 9, 2026 - NiCE (Nasdaq: NICE) today announced NiCE Labs, the dedicated AI innovation lab established to conduct advanced research, rigorous benchmarking, and rapid prototyping at the leading edge of agentic customer experience. Unveiled at NiCE World in Orlando, NiCE Labs will operate as NiCE’s incubation and innovation engine, bringing together the company’s most advanced AI expertise and working in close collaboration with customers and partners to apply advanced AI research directly to real-world enterprise CX challenges.

“The pace of AI advancement is extraordinary, but raw AI capability and enterprise CX leadership are fundamentally different. NiCE Labs is how we close that gap. It brings together deep CX domain expertise, rigorous research and benchmarking discipline, and a rapid prototyping culture, all focused on one goal: ensuring that NiCE, and the enterprises we serve, are always operating at the leading edge of what agentic customer experience can be. We don’t just watch where AI is going. We help our customers decide on how to best leverage cutting edge AI technologies to achieve their CX goals.” said Phil Heltewig, Chief AI Officer at NiCE.

NiCE Labs is built on three reinforcing pillars that together turn AI potential into enterprise-grade CX performance:

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Research and Benchmarking: Conducts domain-specific AI research into how agents reason, learn, and operate reliably at enterprise scale, paired with a rigorous benchmarking practice that independently evaluates models, architectures, and orchestration approaches against real-world CX scenarios, ensuring principled, evidence-based decisions about what enters the NiCE platform.

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Prototyping and Incubation: Builds AI-feature prototypes inside NiCE’s Agentic Portfolio through a continuous experimentation cycle, incubating ideas that demonstrate clear enterprise value and feeding them directly into NiCE’s product roadmap to compress the time from promising concept to production-ready capability.

•
AI Advocacy: Publishes research, perspectives, reference architectures, and benchmarking insights that make NiCE Labs’ AI thinking visible and useful beyond the lab, while engaging academic institutions, model providers, and the broader AI ecosystem to connect what is emerging in AI with what is practical, credible, and ready to advance enterprise CX.

Why NiCE Labs Matters Now
Enterprises are under significant pressure to deploy AI that is not merely impressive in a demo, but trustworthy, governed, and outcome-driven in production. The gap between what AI can do in a research environment and what it reliably delivers inside a complex enterprise is where most organizations struggle. NiCE Labs is purpose-built to close that gap, by doing the hard work of research, validation, benchmarking, and co-development with real enterprise customers that turns AI potential into AI performance.

NiCE Labs will release prototypes into the Agentic Portfolio on an accelerated cadence, publish reference architectures and benchmarking findings, and partner directly with customers and the broader ecosystem to translate cutting-edge AI innovation into measurable enterprise outcomes.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.